Exhibit No. 12(c)

FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2010	2009	2008	2007	2006
EARNINGS, AS DEFINED:
Net Income	$453	$462	$385	$317	$328
Fixed charges, as below	274	261	239	188	159
Income taxes	276	209	181	144	193
Total earnings, as defined	$1,003	$932	$805	$649	$680

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$255	$239	$220	$157	$145
Other interest	16	19	16	28	10
Imputed interest factor in rentals - charged principally to operating expenses	3	3	3	3	4
Total fixed charges, as defined	274	261	239	188	159
Preferred dividends, as defined	2	2	2	2	2
Total fixed charges and preferred dividends combined	$276	$263	$241	$190	$161

Ratio of Earnings to Fixed Charges	3.66	3.57	3.37	3.45	4.28

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.63	3.54	3.34	3.42	4.22